FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:	_____________October________
Commission File Number:	0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive
North Vancouver, British Columbia
Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ E. Bennett Elaine Bennett CFO

Dated:   October 30, 2007

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780
October 30, 2007	NEWS RELEASE 07-23	MAE - TSX MNG-AMEX

Miramar Reports Program Completion and More Results at Naartok and Rand

-Naartok East Hole 07PMD596 intersects 5.1 g/t gold over 34.0 meters-

-Rand Hole 07PMD602 intersects 4.1 g/t gold over 32.6 meters-

-Directors Circular to be Mailed Recommending Newmont Offer-

-Miramar Requests Delay in Con Mine Water License Public Hearing-

VANCOUVER – Miramar Mining Corporation today announced the 2007 Exploration Program was completed October 15th after the completion of 210 holes, approximately 60,000m. Results for an additional 55 diamond drill holes are now available from the Hope Bay Project in Nunavut. Drills continued to test the Naartok and Rand Deposits in the Madrid system returning results illustrating the potential to expand and extend the resources at Madrid. Regional exploration drilling on the belt continues with one drill testing priority targets along the 21 km long Madrid trend.

During the latter part of the Program, work has been focused on key areas of infill drilling on Naartok East and Rand with emphasis on areas that could impact the resource models and improve ongoing development studies. On the Rand deposit, drilling continues to encounter higher grade wider mineralization. Recent assays from the Rand drilling include hole 07PMD602 grading 4.1 g/t Au over 32.6m and 07PMD595 grading 2.1 g/t over 44.5 meters (including 3.3 g/t over 23.9 meters) and 48.3 g/t over 0.3 meters.

Work is also currently being done to remodel the Boston resource utilizing a 1.5 - 2 gram cut off grade as opposed to the existing 5 gram model to evaluate Boston’s potential as an open pit.

Assay results from regional exploration have highlighted a new gold discovery occurring in sulphide rich granitoid rocks approximately 20 km north of the Boston deposit with grab samples returning up to 33 g/t. This prospect has not been drilled.

“As we have been saying throughout the year, drilling at Madrid continues to demonstrate the continuity and robust mineralization of the deposits within the system and could potentially result in an expanded and upgraded Resource.” said Tony Walsh, Miramar’s President & CEO

The Suluk and re-run Boston models are expected to be completed in Q4 2007. Assays from the 2007 drilling programs at Hope Bay continue to be delayed at the labs with an average turn around time of 60 days. Drilling results will continue to be released as they become available. The new resource estimate for the 2007 year will be completed in February or March of 2008.

The Company intends to drill an additional 3,600 meters in November of this year. This program will be designed to test the Naartok deposits at depth. The program is contingent upon approval of the Board of Directors.

2007 Hope Bay Program

Miramar embarked on the 2007 Hope Bay exploration campaign with the objectives of: i) advancing the deposits towards completion of a feasibility study for Phase II primarily through infill drilling and supporting technical and metallurgical studies, ii) conducting exploration drilling proximal to the existing deposits, and iii) testing of priority exploration targets for new discoveries in settings similar to the existing resource areas.

The 2007 Exploration Program was initiated March 17 with 5 drills testing resource targets in the Suluk and Rand Deposits. Boston exploration started the following month, April 18th. A shift to land based drilling in May/June included exploration target prioritization with drills testing within resource targets and regional targets. Over 59,500m of core drilling in more than 200 holes has been completed with results now available for an additional 55 holes. Results to date are presented below. Assay results for an additional 51 complete or partial holes are pending and will be reported as they become available.

2007 Madrid Program: Naartok and Rand Targets

Drilling at Rand continues to infill on 25m spacing around the results returned earlier in the program (NR 07-14, June 21, 2007). Continued focus in this area could impact on the conceptual pit designs for the Madrid area. Naartok drilling continues to infill in areas that potentially could have an impact on pit designs and in areas that require further work to meet requirements for upcoming feasibility programs.

Naartok Highlights

HOLE ID	Area	FROM	TO	LENGTH	Au g/t	Notes
07PMD596	East	95.0	129.0	34.0	5.1
Includes		120.6	124.4	3.7	14.6
07PMD599	East	11.5	27.0	15.5	4.6
includes		12.8	23.5	10.7	5.9
07PMD600	West	400.5	406.5	6.0	7.8
07PMD601	East	290.7	338.8	48.1	3.6
includes		299.3	327.0	27.7	5.3	assays pending
07PMD602	Rand	235.9	268.5	32.6	4.1
includes		244.0	252.5	8.5	7.5

2007 Boston Program: BN / Connector Zone Targets

The Boston drilling and sampling programs were completed earlier this month with the final hole evaluating a fault offset south of the main Boston resource. The additional sampling program was completed after having relogged approximately 150 historic drill holes and collecting approximately 10,000 samples from between previously sampled zones and from previously unsampled zones of alteration. This sampling focused within the main resource area but holes from the Connector Zone were also relogged and sampled. Assays from the final holes are pending; those that have been received will be brought into the previously mentioned evaluation of the Boston resource at a lower grade cutoff.

Boston Highlights

HOLE ID	Area	FROM	TO	LENGTH	Au g/t	Notes
07SBD353	BN/Connector	84.0	128.5	44.5	2.0
includes		93.0	97.4	4.4	6.8

07SBD369A	BN/Connector	340.4	343.0	2.6	8.1	more pending

Regional Exploration Targets

Regional testing continues to evaluate the Nexus-Main area with 8 holes completed to date. Targeting has focused on a corridor of rocks similar to those that host the Madrid Deposits with four alteration corridors of similar characteristics to the Naartok alteration system identified to date. Although no significant assay values have been received to date holes are intersecting 10m to 30m wide alteration zones. Assays are pending for an additional 6 complete or partial holes. Additional wide spaced drilling will be completed to assist in vectoring towards potentially prospective areas of the alteration systems.

Regional Highlights

HOLE ID	Area	FROM	TO	LENGTH	Au g/t	Notes
07PAD034	Nexus-Main	226.0	231.6	5.6	0.4
includes		227.0	228.0	1.1	1.1	more pending

07PJD003	Flying Squirrel	190.8	192.0	1.2	n.s.v.	0.42% Zn

07PJD005	Flying Squirrel				n.s.v.	overlimit Zn ppm pending

07Ak2006	Akungani2	249.0	254.0	5.0	0.5	more pending

Preliminary geologic mapping and grab sampling of a granitoid hosted gold prospect called The Kanosak Prospect, returned significant gold values of 33 g/t, 24 g/t, 12 g/t and 9 g/t Au from an area of strained and silicified granitoid containing up to 10% disseminated pyrite and quartz veining. The sampling identified a mineralized strike length of approximately 250m, along the edges of a series of outcrops disappearing into tundra on three sides. This discovery has not been drilled. The Kanosak prospect is located within the Miramar Hope Bay claims, approximately 20 km north of the Boston camp.

Directors Circular Recommending Newmont Offer

As announced on October 9, 2007, Newmont Mining Corporation (NYSE:NEM) and Miramar have entered into a definitive support agreement that provides for the acquisition by Newmont, with the unanimous support of the Miramar board of directors, all of the outstanding common shares of Miramar for $6.25 cash per common share. The board of directors of Miramar has unanimously approved the mailing of its directors circular recommending that shareholders of Miramar accept Newmont’s offer. Newmont’s take-over bid circular and Miramar’s directors circular will be mailed to shareholders within the next day.

Delay Requested Con Mine Water License Public Hearings

Miramar Con Mine Ltd. is conducting ongoing reclamation activities at the Con Mine in Yellowknife on an extended Water License set to expire in January 2008.  A water license is necessary to maintain activities at the Con Mine as they relate to the Closure and Reclamation Plan approved by the Mackenzie Valley Land and Water Board (MVLWB) earlier this year.  Two reclamation security trusts have been established for reclamation of the Con Mine; currently a total of $11.2 million is held in the two trusts. An application for renewal of the water license was filed by Miramar Con Mine Ltd. with the MVLWB and distributed for comment to the various interveners prior to public hearings on the issue.  On October 15, 2007, Miramar Con Mine Ltd. received comments from Indian and Northern Affairs Canada (INAC), one of the interveners, relating to the bonding amounts and activities recommended in relation to a new water license. INAC’s submission included an estimate for the total cost of reclamation for land and water for the Con Mine of approximately $27 million. The bonding recommendations and activities proposed by INAC are substantially different to those agreed to in the final Closure and Reclamation Plan.  Miramar Con Mine Ltd. has requested the MVLWB to delay the public hearings as Miramar believes that additional time is necessary to enable it to fully address its objections with the INAC recommendations. The MVLWB is expected to make its decision this week on the delay of the public hearings.

About Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, one of the largest undeveloped gold projects in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation, and the Qualified Person for the Company as set out in NI 43-101. The analytical method for the gold analyses is gravimetric assay done by TSL in Saskatoon with metallic screen assays for all samples assaying over 20 g/t gold. Check assays are completed by Acme Laboratories in Vancouver.

Assay intervals reported are drill core lengths. Geologic interpretation of drill results is underway. However, it is estimated that true widths would generally be at least 70-80% of reported core lengths.

Additional Information

Diagrams and tables detailing some of the matters described herein are attached to this news release. If you are missing these, please download this news release from Miramar's website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on this website.

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Forward Looking Statements

This press release and the attached financial disclosure contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and securities legislation of certain Provinces in Canada including, without limitation, statements relating to Miramar’s strategies, goals and objectives at the Hope Bay project and the expected results of exploration work. Forward looking statements are statements that are not historical facts and are generally but not always, identified by words such as “expects,” “plans,” “anticipates,

“believes,” “intends,” “estimates,” “projects,” “potential,” “goal,” “objective,” “strategy,” or variations thereof or similar expressions or statements that events or conditions “will,” “would,” “may,” “could,” or “should” occur.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms to fund the planned work; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that the MacKenzie Valley Land and Water Board will not delay or postpone the public hearings; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties, and that commercially viable deposits may not be identified; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in work programs or mine closures; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in this press release and the attached disclosure and in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian rules, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation

For further information contact:

Anthony P. Walsh

President & CEO, Miramar Mining Corporation

Tel: (604) 985-2572 Fax: (604) 980-0731Toll Free: 1-800-663-8780Email: info@miramarmining.com

Figure 1:Madrid Deposit Area with recent 2007 drilling and conceptual open pit outlines.

Figure 2: Naartok East Section 590P with recent 2007 drilling and conceptual open pit outlines.

Figure 3: Rand Section 3840E with recent 2007 drilling and conceptual open pit outlines.

N
MIRAMAR
HOPE BAY LTD.
Boston Plan View
BN Zone
Boston Connector
B2 Zone
B3 Zone
B4 Zone
Legend
Fault
Gold Mineralization
Sediment/Mafic Volcanic Contact
0
100
200
meters

Figure 4: Boston Deposits projected to surface.

Table 1: Hope Bay additional drill results, significant assays only.

HOLE ID	Area	FROM	TO	LENGTH	Au g/t	Notes
07PMD586	RAND	61.9	66.8	4.9	3.5
07PMD587	EAST	116.2	128.2	11.9	1.0
And		160.6	213.1	52.5	2.8
includes		162.0	189.9	27.9	3.5
includes		199.5	207.0	7.5	4.4
07PMD588	EAST	9.1	22.0	12.9	2.5	from bedrock surface
includes		14.0	20.0	6.0	4.1
And		215.8	218.1	2.3	7.2
07PMD589	RAND	59.0	85.0	26.0	2.0
includes		59.0	62.0	3.0	6.5
And		231.0	233.0	2.0	6.7
07PMD590	RAND	457.5	463.0	5.5	3.0
includes		458.8	463.0	4.2	3.6
07PMD591	RAND	165.2	172.0	6.8	2.5
07PMD592	EAST	60.6	61.8	1.2	6.8
and		93.0	95.0	2.0	10.7
and		242.0	252.1	10.1	3.2
07PMD593	East	265.6	270.4	4.8	6.3
07PMD594	Rand	53.0	63.2	10.2	5.1
includes		61.3	63.2	1.9	11.0
and		177.5	182.0	4.5	3.5
07PMD595	RAND	91.5	136.0	44.5	2.1
includes		112.1	136.0	23.9	3.3
which includes		131.4	136.0	4.6	6.2
and		157.7	158.0	0.3	10.1
and		246.8	247.1	0.3	48.3	more pending
07PMD596	East	17.0	61.1	44.1	2.3
includes		17.0	30.4	13.4	5.3
And		95.0	129.0	34.0	5.1
Includes		106.0	125.0	19.0	7.9
which includes		120.6	124.4	3.7	14.6
07PMD597	East	251.1	262.0	10.9	4.4
includes		256.3	259.0	2.7	10.2
07PMD598	East	88.0	89.0	1.0	18.6
07PMD599	East	11.5	27.0	15.5	4.6
includes		12.8	23.5	10.7	5.9
07PMD600	West	400.5	406.5	6.0	7.8
07PMD601	East	290.7	338.8	48.1	3.6
includes		299.3	327.0	27.7	5.3	assays pending
07PMD602	Rand	212.4	222.3	9.9	2.0
and		235.9	268.5	32.6	4.1
includes		244.0	252.5	8.5	7.5
and		278.3	297.7	19.4	1.9
07PMD603	East	54.7	57.5	2.8	1.8

and		80.6	88.3	7.8	1.7
07PMD604	West	319.9	338.6	18.8	2.3
includes		324.4	331.1	6.8	4.8
and		400.0	400.3	0.3	383.0	more pending
07PMD605	West	294.2	349.0	54.8	4.7
includes		305.0	313.0	8.0	5.9
and includes		325.0	337.5	12.5	7.5

07SBD353	BN/Connector	84.0	128.5	44.5	2.0
includes		93.0	97.4	4.4	6.8
07SBD356A	BN/Connector	332.2	345.0	12.8	2.7
And		350.0	361.0	11.0	3.0
And		376.5	383.0	6.5	1.6
And		403.0	419.0	16.0	1.3
includes		415.6	419.0	3.4	3.1
07SBD362	Stickleback	207.0	211.5	4.5	2.3
And		217.0	232.5	15.5	1.7
includes		229.5	230.5	1.0	8.2
And		249.0	252.0	3.0	3.3
07SBD364	BN/Connector	25.0	33.0	8.0	1.2
And		85.0	101.0	16.0	1.0
And		151.0	155.0	4.0	4.2
And		208.0	220.3	12.3	1.7
07SBD365	BN/Connector	92.0	107.0	15.0	1.1
And		264.3	264.6	0.3	10.1
07SBD366	BN/Connector	165.0	170.0	5.0	2.0
And		187.5	192.5	5.0	3.5
07SBD367A	BN/Connector	208.0	212.0	4.0	2.6
07SBD369A	BN/Connector	340.4	343.0	2.6	8.1	more pending

07KNK004	Kink	17.3	18.5	1.2	1.3
07PAD025	Nexus-Main	74.5	76.0	1.5	1.2
07PAD034	Nexus-Main	226.0	231.6	5.6	0.4
includes		227.0	228.0	1.1	1.1	more pending
07AK2006	Akungani2	249.0	254.0	5.0	0.5	more pending